ACCOUNTANTS STATEMENT

                      [Letterhead of Coopers & Lybrand]

April 1, 1997


Mr. James C. Day
Vice President, Treasurer &
  Assistant Secretary
US 1 Industries, Inc.
1000 Colfax
Gary, IN  46406

Dear Mr. Day:

We have been unable to complete our audit of the consolidated balance sheets of US 1 Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended for the following reasons:

1) To date we have insufficient audit evidence relating to claims, litigation, and assessments.

2) We have had insufficient time to approve necessary revisions to the financial statement footnotes including any revisions required by the resolution of item 1.

Very truly yours,

/s/ Coopers & Lybrand L.L.P.